

SECURITI 04019394 SSION
Washington, D.C. 20549

(A)

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ANNUAL AUDITED REPORT
FORM X-17A-5 (Amendment)
PART III

SEC FILE NUMBER
8- 52805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Bagpiper Fund, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector St., 16th Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan MacKenzie (212) 233-1340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hy Allen & Co., CPAs
(Name – *if individual, state last, first, middle name*)

399 Knollwood Rd Ste 107 (Address) White Plains (City) NY (State) 10603 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED APR 0 ? 2004 WASH. D.C.

PROCESSED APR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan MacKenzie, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Bagpiper Fund, L.P., as of December 31st, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise C. Atkinson
Notary Public, State of New York
No. 01AT5081985
Qualified in New York County
Commission Expires July 14, 2007

Notary Public

Signature

Managing Member of the General Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BAGPIPER FUND, L.P.

FINANCIAL STATEMENTS
December 31, 2003

HY ALLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS
399 KNOLLWOOD ROAD SUITE 107
WHITE PLAINS, NY 10603

HY ALLEN, C.P.A.
JEFFREY N. ALLEN, C.P.A.

TEL. 914-428-2480
FAX 914-428-5663

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS of
THE BAGPIPER FUND, L.P.

We have audited the statements of financial condition of The Bagpiper Fund, L.P. as of December 31, 2003, 2002 and 2001 and the related statements of operations, changes in partners' capital and financial highlights for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The condensed schedule of investments as required by accounting principles generally accepted in the United States has not been presented. The condensed schedule requires categorizing investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also include the names, number of shares and value of each investment constituting more than 5% of partners' capital.

In our opinion, except for the matter described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial condition of The Bagpiper Fund, L.P. as of December 31, 2003, 2002 and 2001, and the results of its operations and changes in its partners' capital for the years then ended in conformity with accounting principles generally accepted in the United States.



HY ALLEN & CO., CPA'S

White Plains, New York
February 18, 2004

THE BAGPIPER FUND, L.P.
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31ST

ASSETS	2003	2002	2001
Current Assets:			
Cash	$ 60,793	$ 45,978	$ 100,458
Receivable from Broker	5,869,396	3,054,356	849,074
Long Securities at Market Value	8,542,931	1,254,994	367,930
Dividends receivable	4,025	3,303	60
Total current assets	14,477,145	4,358,631	1,317,522
Other investments:			
JBO preferred stock	50,000	50,000	-0-
TOTAL ASSETS	$ 14,527,145	$ 4,408,631	$ 1,317,522
LIABILITIES AND PARTNERS' CAPITAL			
LIABILITIES:			
Accounts payable	$ 29,526	$ 10,763	$ 7,000
Short Securities at Market Value	12,363,204	3,062,741	402,868
Contributions received in advance	60,000	45,000	100,000
TOTAL LIABILITIES	12,452,730	3,118,504	509,868
PARTNERS' CAPITAL	2,074,415	1,290,127	807,654
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 14,527,145	$ 4,408,631	$ 1,317,522

See accompanying notes.

THE BAGPIPER FUND, L.P.
COMPARATIVE STATEMENTS OF OPERATIONS
Years Ended December 31st

	2003	2002	2001
INCOME:			
Trading profits (loss)	$ 765,745	$ (64,529)	$ (14,684)
Dividends – Trading net	27,201	13,515	60
Interest Income	-0-	21,589	8,508
Total	792,946	(29,425)	(6,116)
EXPENSES:			
Professional fees	26,393	21,030	9,765
Brokers' fees	216,645	36,005	707
Office & Administrative Expense	3,547	1,251	303
Interest Expense	9,522	-0-	-0-
TOTAL	$ 256,107	$ 58,286	$ 10,775
NET INCOME (LOSS) FROM OPERATIONS	$ 536,839	$ (87,711)	$ (16,891)
Extraordinary Item – WTC Business Grant	2,028	-0-	-0-
Management fee	(13,347)	(10,890)	-0-
NET LOSS	$ 525,520	$ (98,601)	$ (16,891)

See accompanying notes.

THE BAGPIPER FUND, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income:	525,520
Changes in operating assets and liabilities:	
Increase in Long Securities	(7,287,937)
Increase in Short Securities	9,300,463
Increase in Receivable from Broker	(2,815,040)
(Increase) in receivables	(722)
Increase in payables	33,763
Total adjustments	(769,473)
NET CASH USED BY OPERATING ACTIVITIES	(243,953)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	340,000
Capital withdrawals	(81,232)
CASH PROVIDED BY FINANCING ACTIVITIES:	258,768
NET INCREASE IN CASH	14,815
CASH	
Beginning of year	45,978
End of year	60,793

See accompanying notes.

THE BAGPIPER FUND, L.P.
COMPARATIVE STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
Years Ended December 31st

	2003	2002	2001
OPENING CAPITAL:	$ 1,290,127	$ 807,654	$ 100
Capital contributed	340,000	680,868	824,445
Net Income (loss)	525,520	(98,601)	(16,891)
Capital Redemptions	(81,232)	(99,794)	0
ENDING CAPITAL	$ 2,074,415	$ 1,290,127	$ 807,654

See accompanying notes

THE BAGPIPER FUND, L.P.
NET CAPITAL COMPUTATION
FOR THE YEAR ENDING DECEMBER 31, 2003

	BALANCES		VALUATIONS	
	DEBIT	CREDIT	DEBIT	CREDIT
MEMBERS' CAPITALS LESS WITHDRAWALS		1,548,895		
POSITION-END OF MONTH:		3,820,273	3,820,273	
OTHER ACCOUNTS NOT ALLOWED:				
JBO	50,000			
PARTNERSHIPS	0			
OTHER	0			
PROFIT (LOSS) THRU DECEMBER 31, 2003		525,520		
TOTALS	50,000	5,894,688	3,820,273	0
	3,820,273	0		
TOTALS	3,870,273	5,894,688		
		3,870,273		
		2,024,415		
HAIRCUTS		(594,029)		
UNDUE CONCENTRATION		0		
NET EQUITY		1,430,386		

Note:
There are no material reconciling items between the amounts presented above and the amounts as reported by the Company's unaudited FOCUS Report as of December 31, 2003 as filed on January 27, 2004.

See accompanying notes.

THE BAGPIPER FUND, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2003

As the Company does not carry any customer securities accounts, an exemption under Section K2I, is claimed.

See accompanying notes

THE BAGPIPER FUND, L.P.
FINANCIAL HIGHLIGHTS
Years Ended December 31st

For Average Assets during the years ended December 31st	2003	2002	2001
Asset Value, Beginning of Period	$ 1,345,890	$ 914,654	$ 100
Income from Investment Operations:			
Net gains/ (losses) on securities (both realized and unrealized) as a percentage of Average Net Assets	45.18%	(2.66)%	(1.50)%
Total from Investment Operations	45.18%	(2.66)%	(1.50)%
Net Assets at Period End	$ 2,163,941	$ 1,345,890	$ 914,654
Total Return	29.95%	(8.90)%	(4.15)%
Average Net Assets for the Period	$ 1,754,915	$ 1,107,772	$ 407,377
Ratio of Gross Expenses to Average Net Assets	15.35%	6.24%	2.64%
Ratio of Net Investment Income/Loss to Average Net Assets	29.95%	(8.90)%	(4.15)%

See accompanying notes

THE BAGPIPER FUND, L.P.
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **General Description of the Partnership**

The Bagpiper Fund, L.P. is a New York limited partnership, which operates as an investment vehicle. Although the Partnership is authorized to trade a substantially unrestricted range of instruments, the Partnership initially intends to focus its trading on publicly traded put and call options and warrants on equities and equity indexes and the equities or equity indexes underlying such options.

Generally accepted accounting principles requires a condensed schedule of investments which would include the categorizing of investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also disclose individual investments greater than 5% of partners' capital. The General Partner has declined to present this schedule since he feels the information to be proprietary.

B. **Method of Reporting**

The Partnership's financial statements are presented in accordance with generally accepted accounting principles, which require the use of certain estimates made by the Partnership's management. Gains or losses are recognized by closing positions on a mark to market basis.

C. **Brokerage Expenses**

The Partnership will bear all expenses arising out of transactions executed, including brokerage commissions. Marketable assets of the Partnership will be kept in the custody of U.S. and non-U.S. brokerage firms and banks selected by the General Partner. The General Partner is under no obligation to deal with any particular broker or group of brokers, and orders for investments by the General Partner may be placed with a number of brokers and dealers. The General Partner may choose to retain a "prime" broker, but may replace such prime broker or retain additional brokers in the future. The General Partner will be responsible for placing the Partnership's brokerage business and selecting broker/dealers. The General Partner may consider all relevant factors including, but not limited to the execution capabilities required by the transactions, the importance of speed, efficiency or confidentiality, and familiarity with the sources from whom and to whom particular securities might be purchased or sold.

D. **Income Taxes**

The partnership prepares calendar year U.S. and state information on tax returns and reports to the partners their allocable shares of the Partnership's income, expenses and trading gains or losses.

E. **Custody Concentrations**

Balances with broker consist principally of brokerage accounts with ABN AMRO Sage.

Note 2. THE GENERAL PARTNER AND THE INVESTMENT MANAGER

The Partnership's general partner is Caledonia Trading Advisors, LLC, (the "General Partner") and its investment manager is Caledonia Asset Management, LLC (the "Investment Manager"). The General Partner and the Investment Manager are New York limited liability companies with Alan S. Mackenzie, Jr. being the sole member of Caledonia Trading Advisors, LLC and the sole managing member of Caledonia Asset Management, LLC. The General Partner has complete responsibility and authority for all aspects of the Partnership's business and operations, and has full discretionary investment management authority of the Partnership, which it has delegated to the Investment Manager.

Note 3. MANAGEMENT FEES

The Investment Manager is entitled to receive a quarterly management fee equal to 0.25% (1.0% per annum) (the "Management Fee") of the "Net Assets" (as defined) in each Limited Partner's Capital Account. The Investment Manager may reduce or waive entirely its Management Fee with respect to any or all Limited Partners, including, without limitation, principals and affiliates of the Investment Manager.

THE BAGPIPER FUND, L.P.
NOTES TO FINANCIAL STATEMENTS

Note 4. INCENTIVE ALLOCATION

The General Partner's Capital Account in the Partnership will be specially allocated an amount (the "Incentive Allocation") equal to 20% of New Trading Profits experienced on the Net Assets in each Limited Partner's Capital Account during the Incentive Allocation Period for which the computation is being made. It again should be noted that by applying the formula for computation of the Incentive Allocation, the General Partner only will receive an Incentive Allocation with respect to any Capital Account if the Partnership has recouped all prior losses with respect to such Capital Account, except that the amount of any carryforward losses will be reduced pro rata by the amount of any distributions, withdrawals or redemptions as to such Capital Account. However, once an Incentive Allocation has been allocated to the General Partner's Capital Account from any Limited Partner's Capital Account, it shall be retained by the General Partner notwithstanding subsequent losses as to such Capital Account.

As Described above, if a Limited Partner withdraws funds from the Partnership at a time when the Incentive Allocation is not otherwise due, the Incentive Allocation with respect to such withdrawn funds will be computed as of the date of redemption or withdrawal as if such date was the end of an Incentive Allocation Period.

Once allocated to the General Partner, Incentive Allocations will be retained by the General Partner and will not be repayable to the Partnership if the value of Net Assets allocable to a Capital Account to which any such Incentive Allocation has been made subsequently declines in value. This could result in substantial Incentive Allocations being made to the General Partner despite the fact that an overall decline in Net Assets has occurred. Incentive Allocations are made with regard not only to realized profits but unrealized profits as well.

Note 5. SUBSCRIPTIONS, DISTRIBUTIONS AND REDEMPTIONS

The Partnership is offering limited partnership interests ("Interests") to qualified investors in $50,000 minimums at such times as the General Partner may determine, typically as of the beginning of each calendar quarter. The General Partner may, in its discretion, increase or decrease the minimum investment at any time, and may accept such other amounts

from any investors in its discretion. The Partnership is limited to 100 beneficial owners at any time. The General Partner may accept or reject any subscription in whole or in part in its sole discretion.

No sales commissions will be payable in connection with Interests sold by the General Partner. However, the General Partner may engage selling agents to offer and sell Interests, and such selling agents may receive sales commissions from the General Partner in connection therewith.

Note 6. WITHDRAWALS

A Limited Partner may withdraw all or a portion of such Limited Partner's Capital Account as of the end of any calendar quarter, by giving written notice to the General Partner at least 60 calendar days prior to the proposed withdrawal date. Withdrawals may be permitted at such other times or with such shorter notice as the General Partner, in its absolute discretion, may determine. Withdrawals generally will be paid out within 90 days of the effective date thereof, and may be subject to various charges in certain cases.

Note 7. NET CAPITAL REQUIREMENT

The Company is a member of the American Stock Exchange and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $1,430,386 (after taking haircut charges), which was approximately $1,330,386 in excess of its minimum requirement of $100,000.

Note 8. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."



CALEDONIA ASSET MANAGEMENT, L.L.C.
The Bagpiper Fund, L.P.
The Highlander Fund, L.P.

2 Rector Street, 16th Floor
New York, NY 10006
Tel: 212-233-1340
Fax: 212-374-7869

April 5, 2004

American Stock Exchange, LLC
Financial Regulations Dept.
86 Trinity Place
New York, NY 10006-1872

SEC – Washington, D.C.
Division of Market Regulation
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SEC – Northeast Regional Office
Woolworth Building
233 Broadway, 13th Floor
New York, NY 10279


SEC MAIL
PROCESSING
RECEIVED
APR 0 6 2004
WASH, D.C.
SECTION

RE: **Revised Audited Financial Statements submitted pursuant to Rule 17a-5(d)**

Dear Sirs:

Please find enclosed revised audited financial statements for the fiscal year ended December 31, 2003 for the following entity:

The Bagpiper Fund, L.P.
2 Rector Street, 16th Floor
New York, NY 10006
Tel. # 212-233-1340
BD# 8-52805
Member, American Stock Exchange

These revised statements are being furnished in response to the attached deficiency letter dated March 22, 2004 sent to The Bagpiper Fund, LP from its self regulatory organization, the American Stock Exchange. Bagpiper's financial statements were audited by Hy Allen & Co., Certified Public Accountants, 399 Knollwood Road, Suite 107, White Plains, NY 10603, Tel. # 914-428-2480. If you have any questions regarding this filing, please do not hesitate to call Alan MacKenzie of The Bagpiper Fund, L.P. at 212-233-1340.

Sincerely,

Alan S. MacKenzie, Jr.
Managing Member of the General Partner


AMERICAN
STOCK EXCHANGE
Equities Options ETFs

Financial Regulation Department
Office Location: 65 Broadway, 17th Floor
Mailing Address: 86 Trinity Place
New York, NY 10006
03/22/2004

Mr. Alan Mackenzie
2 Rector Street 16th Floor
New York, NY 10006

Dear Mr. Mackenzie:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

1. An Accountant's opinion which covers all of the statements and schedules filed pursuant to the rule (except for the SIPC Supplemental Report and the material inadequacies report).
2. Statement of Cash Flows.
3. Computation of Net Capital.
4. A reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited FOCUS Report Part IIA, if material differences exited or if not, a statement so stating.
5. Information regarding SEC Rule 15c3-3 Reserve and Possession and Control Requirements.
6. A Report describing any material inadequacies found to exist of if none existed, a statement so stating.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. A copy of the rule is attached, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of AMEX Rule 31, we request that you send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office no later than April 6, 2004. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience. Please attend to this matter promptly. If you have any questions, please contact Robert J. Devine, Financial Regulation Director at 212-306-1588.

Sincerely,



Robert Devine, Director

cc: Hy Allen & Co., Certified Public Accountant